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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

AMCON Distributing Company
(Name of Issuer)
Common Stock, par value, $0.01 per share
(Title of Class of Securities)
02341Q106
(CUSIP Number)
Jerry J. Burgdoerfer, Esq.
Jenner & Block LLP
One IBM Plaza
Chicago, IL 60611
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 17, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	02341Q106	Page	2	of	13

1	NAMES OF REPORTING PERSONS: Draupnir Capital, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑[1]
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		146,842[2]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		146,842[2]

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

146,842 [2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.8%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

[1]	See Item 4 hereto regarding termination of the group formed pursuant to the statement on Schedule 13D filed with the United States Securities and Exchange Commission on March 31, 2006 on behalf of the Reporting Persons.

[2]	Includes 146,842 shares of Common Stock of AMCON Distributing Company that would be issued upon conversion of 80,000 shares of Series C Convertible Stock at a price of $13.62 per share.

[3]	The percentage reported in row (13) is calculated based upon 673,904 shares of Common Stock of AMCON Distributing Company issued and outstanding, including 527,062 shares of Common Stock of AMCON Distributing Company issued and outstanding as of January 17, 2005 and the 146,842 shares of Common Stock issuable upon conversion of the Reporting Person’s Series C Convertible Stock.

CUSIP No.	02341Q106	Page	3	of	13

1	NAMES OF REPORTING PERSONS: Draupnir, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑[1]
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		196,330[2]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		196,330[2]

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

196,330[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

27.1%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

[1]	See Item 4 hereto regarding termination of the group formed pursuant to the statement on Schedule 13D filed with the United States Securities and Exchange Commission on March 31, 2006 on behalf of the Reporting Persons.

[2]	Includes 146,842 shares of Common Stock of AMCON Distributing Company that would be issued upon conversion of 80,000 shares of Series C Convertible Stock, held by its subsidiary, at a price of $13.62 per share and 49,488 shares of Common Stock of AMCON Distributing Company that would be issued upon conversion of 60,000 shares of Series A Convertible Stock at a price of $30.31 per share.

[3]	The percentage reported in row (13) is calculated based upon 723,392 shares of Common Stock of AMCON Distributing Company issued and outstanding, including 527,062 shares of Common Stock of AMCON Distributing Company issued and outstanding as of January 17, 2005 and the 196,330 shares of Common Stock issuable upon conversion of the Reporting Person’s Series A and Series C Convertible Preferred Stock.

CUSIP No.	02341Q106	Page	4	of	13

1	NAMES OF REPORTING PERSONS: The Lifeboat Foundation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Illinois

	7	SOLE VOTING POWER:

NUMBER OF		37,849

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		37,849

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	37,849

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.2%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

[1]	See Item 4 hereto regarding termination of the group formed pursuant to the statement on Schedule 13D filed with the United States Securities and Exchange Commission on March 31, 2006 on behalf of the Reporting Persons.

[2]	The percentage reported in row (13) is calculated based upon 527,062 shares of Common Stock of AMCON Distributing Company issued and outstanding as of January 17, 2005.

CUSIP No.	02341Q106	Page	5	of	13

1	NAMES OF REPORTING PERSONS: Allen D. Petersen

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑[1]
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		201,687[2]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,291[3]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		201,687[2]

WITH	10	SHARED DISPOSITIVE POWER:

10,291[3]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

211,978 [2,3]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.2%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

[1]	See Item 4 hereto regarding termination of the group formed pursuant to the statement on Schedule 13D filed with the United States Securities and Exchange Commission on March 31, 2006 on behalf of the Reporting Persons.

[2]	Includes 146,842 shares of Common Stock of AMCON Distributing Company that would be issued upon conversion of 80,000 shares of Series C Convertible Stock, held by Draupnir Capital, LLC (controlled by the Reporting Person), at a price of $13.62 per share and 49,488 shares of Common Stock of AMCON Distributing Company that would be issued upon conversion of 60,000 shares of Series A Convertible Stock, held by Draupnir, LLC (controlled by the Reporting Person), at a price of $30.31 per share, for which the Reporting Person has sole dispositive and voting power, 3,117 shares of Common Stock for full exercise of all options held by the Reporting Person and 2,240 shares of Common Stock held by the 2003 Allen D. Petersen Irrevocable Trust, over which Mr. Petersen has sole voting power as sole trustee.

[3]	The amounts reported in rows (8) and (10) comprise 10,291 shares held in the name of AMCON Corporation, in which the Reporting Person beneficially owns 30% of the total outstanding equity, and together with William F. Right shares dispositive and voting control over such shares.

[4]	The percentage reported in row (13) is calculated based upon 726,509 shares of Common Stock of AMCON Distributing Company issued and outstanding, including 527,062 shares of Common Stock of AMCON Distributing Company issued and outstanding as of January 17, 2005, 196,330 shares of Common Stock issuable upon conversion of Series A and Series C Convertible Preferred Stock deemed to be beneficially owned by the Reporting Person and 3,117 shares of Common Stock issuable on full exercise of all options held by the Reporting Person.

CUSIP No.	02341Q106	Page	6	of	13

1	NAMES OF REPORTING PERSONS: 2003 Allen D. Petersen Irrevocable Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		2,240

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,240

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,240

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.4%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

[1]	See Item 4 hereto regarding termination of the group formed pursuant to the statement on Schedule 13D filed with the United States Securities and Exchange Commission on March 31, 2006 on behalf of the Reporting Persons.

[2]	The percentage reported in row (13) is calculated based upon 527,062 shares of Common Stock of AMCON Distributing Company issued and outstanding as of January 17, 2005.

CUSIP No.	02341Q106	Page	7	of	13

1	NAMES OF REPORTING PERSONS: William F. Wright

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑[1]
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		155,163[2]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,291[3]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		155,163[2]

WITH	10	SHARED DISPOSITIVE POWER:

10,291[3]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

165,454[2,3]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.5%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

[1]	See Item 4 hereto regarding termination of the group formed pursuant to the statement on Schedule 13D filed with the United States Securities and Exchange Commission on March 31, 2006 on behalf of the Reporting Persons.

[2]	Includes 32,992 shares of Common Stock of AMCON Distributing Company that would be issued upon conversion of 40,000 shares of Series A Convertible Preferred Stock at a conversion rate of $30.31 per share, which are held in the name of Aristide Investments, L.P., which is controlled by the Reporting Person.

[3]	The amounts reported in rows (8) and (10) comprise 10,291 shares held in the name of AMCON Corporation, in which the Reporting Person beneficially owns 35% of the total outstanding equity, and together with Allen D. Petersen shares dispositive and voting control over such shares.

[4]	The percentage reported in row (13) is calculated based upon 560,054 shares of Common Stock of AMCON Distributing Company issued and outstanding, including 527,062 shares of Common Stock of AMCON Distributing Company issued and outstanding as of January 17, 2005 and the 32,992 shares of Common Stock issuable upon conversion of the Reporting Person’s Series A Convertible Preferred Stock, which are held in the name of Aristide Investments, L.P., which is controlled by the Reporting Person.

CUSIP No.	02341Q106	Page	8	of	13

1	NAMES OF REPORTING PERSONS: Jeremy W. Hobbs

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		128

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		128

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	128

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	<0.1%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

[1]	See Item 4 hereto regarding termination of the group formed pursuant to the statement on Schedule 13D filed with the United States Securities and Exchange Commission on March 31, 2006 on behalf of the Reporting Persons.

[2]	The percentage reported in row (13) is calculated based upon 527,062 shares of Common Stock of AMCON Distributing Company issued and outstanding as of January 17, 2005.

CUSIP No.	02341Q106	Page	9	of	13

1	NAMES OF REPORTING PERSONS: Christopher H. Atayan

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		55

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		55

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	55

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	<0.1%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

[1]	See Item 4 hereto regarding termination of the group formed pursuant to the statement on Schedule 13D filed with the United States Securities and Exchange Commission on March 31, 2006 on behalf of the Reporting Persons.

[2]	The percentage reported in row (13) is calculated based upon 527,062 shares of Common Stock of AMCON Distributing Company issued and outstanding as of January 17, 2005.

Item 1. Security and Issuer.

This first amended statement on Schedule 13D (the “Amendment”) amends the statement on Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on March 31, 2006 (the “Statement”) on behalf of Draupnir, LLC, a Delaware limited liability company (“Draupnir”), Draupnir Capital, LLC, a Delaware limited liability company and wholly owned subsidiary of Draupnir (“DCL”), The Lifeboat Foundation, an Illinois not-for-profit corporation (“Lifeboat”), Allen D. Petersen (“Mr. Petersen”), the 2003 Allen D. Petersen Irrevocable Trust (the “Petersen Trust”), Jeremy W. Hobbs (“Mr. Hobbs”), William F. Wright (“Mr. Wright”) and Christopher H. Atayan (“Mr. Atayan”) (each a “Reporting Person” and collectively, the “Reporting Persons”). The Reporting Persons filed the Statement in order to form a group, within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) with respect to the securities of AMCON Distributing Company, a Delaware corporation (“AMCON”) owned by each Reporting Person. The Statement is incorporated by reference herein.

Item 4. Purpose of Transaction.

This Amendment is being filed to give notice of the dissolution of a “group” for the purposes of Section 13(d) of the Exchange Act. As disclosed by the Statement, as a result of certain provisions set forth in the Stock Purchase Agreement dated as of March 3, 2006, by and between DCL and AMCON (the “Agreement”) each of Draupnir, DCL, Lifeboat, Mr. Petersen and the Petersen Trust (collectively, the “Agreement Reporting Persons”) agreed to cooperate with one another regarding certain decisions (investment, management or otherwise) in connection with AMCON. The Agreement Reporting Persons filed a Schedule 13D to that effect on March 10, 2006. Subsequently, the Agreement Reporting Persons and Mr. Wright, Mr. Hobbs and Mr. Atayan entered into an informal agreement whereby they agreed to cooperate with one another regarding certain decisions relating to the affairs of AMCON. As a result of the informal agreement, they formed a group within the meaning of 13(d) of the Exchange Act, and filed the Statement.

Subsequent to the filing of the Statement, the Agreement Reporting Persons, Mr. Wright, Mr. Hobbs and Mr. Atayan determined that they were no longer a group within the meaning of 13(d) of the Exchange Act. This determination was made after internal discussions, which resulted in the Agreement Reporting Persons, Mr. Wright, Mr. Hobbs and Mr. Atayan terminating any and all informal agreements that existed between them which contemplated that they act together for the purpose of acquiring, holding, voting or disposing of AMCON’s securities. In light of the dissolution of the group, no further amendments will be filed with respect to the Statement and the Group formed pursuant to the Statement shall be deemed terminated. Any further filings relating to the Agreement Reporting Persons, Mr. Wright, Mr. Hobbs and Mr. Atayan’s ownership of AMCON’s securities will be filed, if required, on the appropriate schedule, by the appropriate Reporting Person, in such person’s individual capacity. Nothing herein will be deemed to prohibit any or all of the Reporting Persons from (i) cooperating in the future with respect to individual decisions affecting the management of the Company, provided, that, such decisions are based on the individual views and considerations of such Reporting Persons, or (ii) making a subsequent determination to form a “group” at a later time.
Simultaneous with the filing of this Amendment, (i) the Agreement Reporting Persons will file an amendment to the Schedule 13D filed with the SEC on March 10, 2006 and (ii) Mr. Wright will file an amendment to the Schedule 13D he filed with the SEC on July 1, 2004. Mr. Hobbs and Mr. Atayan are the beneficial owners of less than 5% of any class of AMCON’s securities and will no longer be subject to filing obligations pursuant to the Exchange Act effective upon the filing of this Amendment.

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Date: July 14, 2006

DRAUPNIR CAPITAL, LLC
By:	/s/ Jeremy W. Hobbs
Jeremy W. Hobbs
Chief Executive Officer

DRAUPNIR, LLC
By:	/s/ Jeremy W. Hobbs
Jeremy W. Hobbs
Chief Executive Officer

THE LIFEBOAT FOUNDATION
By:	/s/ Allen D. Petersen
Allen D. Petersen
Director

THE 2003 ALLEN D. PETERSEN IRREVOCABLE TRUST
By:	/s/ Allen D. Petersen
Allen D. Petersen
Trustee

ALLEN D. PETERSEN
/s/ Allen D. Petersen

WILLIAM F. WRIGHT
/s/ William F. Wright

JEREMY W. HOBBS
/s/ Jeremy W. Hobbs

CHRISTOPHER H. ATAYAN
/s/ Christopher H. Atayan